UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Applied Minerals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03823M100

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03823M100	13D/A	Page 2 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,430,083
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,430,083
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,430,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 3 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,357,482
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,357,482
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,357,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 4 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,584,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,584,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,584,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 03823M100	13D/A	Page 5 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David A. Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,584,840
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,584,840
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,584,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03823M100	13D/A	Page 6 of 14

This Amendment No. 12 to Schedule 13D (“Schedule 13D/A” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Applied Minerals, Inc. (f/k/a Atlas Mining Company) filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008, as amended by Amendment No. 10 filed on January 12, 2009, and as amended by Amendment No. 11, filed on May 20, 2009.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (“Opportunity Fund”). On September 28, 2007, IBS Capital LLC (“IBS”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund. The QP Turnaround Fund, LP Turnaround Fund, and Opportunity Fund shall be collectively referred to herein as the “Funds”.

Item 1.	Security and Issuer.

IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS. This Schedule 13D/A is filed jointly by QP Turnaround Fund, the LP Turnaround Fund, IBS, and Mr. Taft. The QP Turnaround Fund, the LP Turnaround Fund, IBS, and Mr. Taft shall be collectively referred to herein as the “Filers,” each a “Filer.”

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, $0.001 par value (“Common Stock” or “Shares”) of Applied Minerals, Inc., a Delaware corporation (“Company”). The address of the Company’s principal executive office is 110 Greene Street, Suite 1101, New York, New York 10012.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 03823M100	13D/A	Page 7 of 14

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 15, 2009, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (collectively, the “.35 Interest Notes,” each, a “.35 Interest Note”) in respect of interest due on the .35 Primary Notes (hereinafter defined) on substantially the same terms and conditions. The principal amount of the .35 Interest Note issued to the QP Turnaround Fund was $17,900 and the principal amount of the .35 Interest Note issued to the LP Turnaround Fund was $6,196.11.

On June 15, 2009, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (collectively, the “.50 Interest Notes,” each, a “.50 Interest Note”) in respect of interest due on the .50 Primary Notes (hereinafter defined) on substantially the same terms and conditions. The principal amount of the .50 Interest Note issued to the QP Turnaround Fund was $3,644.44 and the principal amount of the .50 Interest Note issued to the LP Turnaround Fund was $2,050. The ..35 Interest Notes and the .50 Interest Notes shall be referred to herein collectively as the “Interest Notes,” each, an “Interest Note.” The terms and conditions of the .50 Interest Notes are further described in Item 6 of this Statement.

CUSIP NO. 03823M100	13D/A	Page 8 of 14

The sources of funds for amounts loaned under the Primary Notes (hereinafter defined) were the working capital of the QP Turnaround Fund and the LP Turnaround. The Company’s issuance of the Interest Notes to the QP Turnaround Fund and the LP Turnaround did not materially affect the Filers’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act). The Interest Notes and the Primary Notes shall be referred to herein collectively as the “Notes,” each, a “Note.”

On December 17, 2009, the Company issued an aggregate 1,798,485 Shares to the QP Turnaround Fund and an aggregate 816,440 Shares to the LP Turnaround Fund upon conversion of amounts outstanding under the Notes. The sources of funds for amounts loaned under the Primary Notes were the working capital of the QP Turnaround Fund and the LP Turnaround Fund. The December 17, 2009 Note conversions are further described in Item 5 of this Statement.

On January 5, 2010, IBS reallocated Shares among the Funds by effecting the following transaction: the QP Turnaround Fund sold 282,000 Shares to the Opportunity Fund at a price of $0.58 per Share. The source of funds was the working capital of the Opportunity Fund.

Item 4.	Purpose of Transaction.

On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company. On October 27, 2009, the shareholders of the Company elected Mr. Taft as a director of the Company.

On June 15, the Company issued the Interest Notes in respect of interest due on the Primary Notes, as applicable. As of June 15, 2009, upon the occurrence of certain events specified in the Interest Notes, the amounts outstanding under the Interest Notes were potentially convertible into an aggregate 82,420 shares of Common Stock, which included: (i) 58,431 Shares into which amounts outstanding under the Interest Notes issued by the Company to the QP Turnaround Fund were convertible and (ii) 23,989 Shares into which amounts outstanding under the Interest Notes issued by the Company to the LP Turnaround Fund were convertible. The terms and conditions of the Interest Notes are further described in Item 6 of this Statement.

On October 30, 2009, the amendment to the Company’s Certificate of Incorporation, as effected by a Certificate of Merger: (i) increased the authorized number of shares of Common Stock from 60,000,000 to 120,000,000 shares; (ii) provided that the Company’s board of directors may determine the terms of and authorize issuance of Preferred Stock (up to 10,000,000 shares authorized by the Certificate of Incorporation); and (iii) changed the par value of Common Stock to $0.001 par value. This description is qualified in its entirety by reference to Item 5.03 of the Company’s Current Report on Form 8-K, as filed with Commission on November 3, 2009 and the Applied Minerals, Inc. Certificate of Incorporation, which is filed as Exhibit 99.1 to the same, both of which are incorporated herein by reference.

On December 17, 2009, the conditions triggering mandatory conversions under the terms of the Notes were met, and the Company issued an aggregate 1,798,485 Shares to the QP Turnaround Fund and an aggregate 816,440 Shares to the LP Turnaround Fund upon conversions of the entire amounts outstanding under the Notes at the applicable Conversion Prices (hereinafter defined). The December 17, 2009 Note conversions are further described in Item 5 of this Statement.

CUSIP NO. 03823M100	13D/A	Page 9 of 14

On January 5, 2010, IBS reallocated Shares among the Funds by effecting the following transaction: the QP Turnaround Fund sold 282,000 Shares to the Opportunity Fund at a price of $0.58 per Share. The source of funds was the working capital of the Opportunity Fund.

Item 5.	Interest in Securities of the Issuer.

(a) As of January 5, 2010, the QP Turnaround Fund beneficially owns, in the aggregate, 9,430,083 Shares, which represents 13.5% of the Company’s Common Stock. The LP Turnaround Fund beneficially owns, in the aggregate, 4,357,482 Shares, which represents 6.2% of the Company’s Common Stock. Each of IBS and Mr. Taft beneficially own, in the aggregate, 16,584,840 Shares, which represents 23.8% of the Company’s Common Stock. The Shares beneficially owned by each of IBS and Mr. Taft are beneficially owned directly by the QP Turnaround Fund (9,430,083 Shares), the LP Turnaround Fund (4,357,482 Shares) and the Opportunity Fund (2,797,275 Shares). The percentages used in this Statement are calculated on the basis of 69,797,930 outstanding Shares, as reported in the Company’s Form S-1, as filed with the Commission on December 23, 2009.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, and 5 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. The Opportunity Fund has the sole power to vote and dispose of the 2,797,275 Shares beneficially owned by it.

(c) On June 15, 2009, the Company issued to each of the QP Turnaround Fund and LP Turnaround Fund .35 Interest Notes in respect of interest due on the .35 Primary Notes on substantially the same terms and conditions. The principal amount of the .35 Interest Note issued to the QP Turnaround Fund was $17,900 and the principal amount of the .35 Interest Note issued to the LP Turnaround Fund was $6,196.11. The conversion price for the .35 Interest Notes is $0.35 per Share (the “.35 Conversion Price”).

On June 15, 2009, the Company issued to each of the QP Turnaround Fund and LP Turnaround the .50 Interest Notes in respect of interest due on the .50 Primary Notes on substantially the same terms and conditions. The principal amount of the .50 Interest Note issued to the QP Turnaround Fund was $3,644.44 and the principal amount of the .50 Interest Note issued to the LP Turnaround Fund was $2,050. The conversion price for the .50 Interest Notes is $0.50 per Share (the “.50 Conversion Price”). The terms and conditions of the Interest Notes are further described in Item 6 of this Statement. The .35 Conversion Price and the .50 Conversion Price shall be collectively referred to herein as the “Conversion Prices,” each, a “Conversion Price.”

As of June 15, 2009, upon the occurrence of certain events specified in the Interest Notes, the amounts outstanding by the Company under the Interest Notes were potentially convertible into an aggregate 82,420 shares of Common Stock, which included: (i) 58,431 Shares into which amounts outstanding under the Interest Notes issued by the Company to the QP Turnaround Fund were convertible and (ii) 23,989 Shares into which amounts outstanding under the Interest Notes issued by the Company to the LP Turnaround Fund were convertible.

CUSIP NO. 03823M100	13D/A	Page 10 of 14

The Company’s issuance of the Interest Notes to the QP Turnaround Fund and the LP Turnaround Fund did not materially affect the Filers’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act). As of June 15, 2009: (i) the QP Turnaround Fund held 8,413,598 Shares; (ii) the LP Turnaround Fund held 3,131,042 Shares; and (iii) the Opportunity Fund held 2,425,275 Shares.

On September 30, 2009, IBS reallocated Shares among the Funds by effecting the following transactions: (i) the QP Turnaround Fund sold 410,000 Shares to LP Turnaround Fund at a price of $0.85 per Share and (ii) the QP Turnaround Fund sold 90,000 shares to the IBS Opportunity Fund at a price of $0.85 per Share. After the completion of these transactions: (i) the QP Turnaround Fund held 7,913,598 shares; (ii) the LP Turnaround Fund held 3,541,042 Shares; and (iii) the Opportunity Fund held 2,515,275 Shares.

On December 17, 2009, the Company issued an aggregate 1,798,485 Shares to the QP Turnaround Fund and an aggregate 816,440 Shares to the LP Fund upon conversion of the entire amounts outstanding under the Notes as follows: (i) 1,073,257 Shares to the QP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $375,640 due under the .35 Primary Note that was issued to the QP Turnaround Fund; (ii) 417,378 Shares to the LP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $146,082 due under the .35 Primary Note that was issued to the LP Turnaround Fund; (iii) 51,143 Shares to the QP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $17,900 due under the .35 Interest Note that was issued to the QP Turnaround Fund; (iv) 19,889 Shares to the LP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $6,961 due under the .35 Interest Note that was issued to the LP Turnaround Fund; (v) 666,797 Shares to the QP Turnaround Fund upon the conversion at the .50 Conversion Price of the outstanding amount of $333,399 due under the .50 Primary Note that was issued to the QP Turnaround Fund; (vi) 375,073 Shares to the LP Turnaround Fund upon the conversion at the .50 Conversion Price of the outstanding amount of $187,537 due under the .50 Primary Note that was issued to the LP Turnaround Fund; (vii) 7,288 Shares to the QP Turnaround Fund upon the conversion .50 Conversion Price of the outstanding amount of $3,644 due under the .50 Interest Note that was issued to the QP Turnaround Fund; and (viii) 4,100 Shares to the LP Turnaround Fund upon the conversion .50 Conversion Price of the outstanding amount of $2,050 due under the .50 Interest Note that was issued to the LP Turnaround Fund. After the completion of these transactions, (i) the QP Turnaround Fund beneficially owned 9,712,083 Shares; (ii) the LP Turnaround Fund beneficially owned 4,357,482 Shares; and (iii) the Opportunity Fund beneficially owned 2,515,275 Shares. As of the filing date of this Statement, the Company has not yet received certificates for the Shares issued pursuant to the December 17, 2009 Note conversions.

On January 5, 2010, IBS reallocated Shares among the Funds by effecting the following transaction: the QP Turnaround Fund sold 282,000 Shares to the Opportunity Fund at a price of $0.58 per Share. After the completion of this transaction: (i) the QP Turnaround Fund beneficially owns 9,430,083 Shares; (ii) the LP Turnaround Fund beneficially owns 4,357,482 Shares; and (iii) the Opportunity Fund beneficially owns 2,797,275 Shares.

(d)-(e) Inapplicable.

CUSIP NO. 03823M100	13D/A	Page 11 of 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 30, 2008, the Company issued 10% PIK-Election Convertible Notes to the QP Turnaround Fund and LP Turnaround Fund (collectively, the “.35 Primary Notes,” each a “.35 Primary Note”), as reported by the Filers on Amendment No. 10 to Schedule 13D, as filed with the Commission on January 12, 2009.

On May 4, 2009, the Company issued 10% PIK-Election Convertible Notes to the QP Turnaround Fund and LP Turnaround Fund (collectively, the “.50 Primary Notes,” each, a “.50 Primary Note”), as reported by the Filers on Amendment No. 11 to Schedule 13D, as filed with the Commission on May 20, 2009. The .35 Primary Notes and the .50 Primary Notes shall be referred to herein collectively as the “Primary Notes,” each, a “Primary Note.”

On June 15, 2009, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund the .35 Interest Notes on substantially the same terms and conditions. The .35 Interest Notes mature on December 15, 2018. During the period commencing on June 15, 2009 and ending upon the earlier of repayment in full of a .35 Interest Note or the conversion of a .35 Interest Note to Common Stock, the issuer shall pay interest at a rate of 10% per annum on the outstanding principal amount of a .35 Interest Note in semi-annual arrears on each of June 15 and December 15. The principal amount of the .35 Interest Note issued to the QP Turnaround Fund was $17,900 and principal amount of the .35 Interest Note issued to the LP Turnaround Fund was $6,961.11. The conversion price for the .35 Interest Note is the .35 Conversion Price.

On June 15, 2009, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund .50 Interest Notes on substantially the same terms and conditions. Pursuant to the .50 Interest Notes, during the period commencing on June 15, 2009 and ending upon the earlier of repayment in full of a .50 Interest Note or the conversion of a .50 Interest Note to Common Stock, the issuer shall pay interest at a rate of 10% per annum on the outstanding principal amount of a .50 Interest Note in semi-annual arrears on each of June 15 and December 15. The principal amount of the .50 Interest Note issued to the QP Turnaround Fund was $3,644.44 and the principal amount of the .50 Interest Note issued to the LP Turnaround Fund was $2,050. The conversion price for the .50 Notes Interest is the .50 Conversion Price.

At the noteholder’s option, amounts outstanding under a Note could be converted into Common Stock at any time after the issuer authorized sufficient shares to convert such amounts outstanding into Common Stock at the applicable Conversion Price. The amount outstanding under a Note mandatorily converted into Common Stock of the issuer at the applicable Conversion Price upon: (i) the issuer’s authorization of a sufficient number of shares to convert amounts outstanding under all of the notes in the series into Common Stock; (ii) the average closing bid or market price of Common Stock for the preceding five days being in excess of the applicable Conversion Price; and (iii) either (a) the issuer had filed a registration statement for the resale of the number of shares of Common Stock into which the outstanding amount under a Note was convertible or (b) the shares were resalable under Rule 144.

CUSIP NO. 03823M100	13D/A	Page 12 of 14

On December 17, 2009, the Company issued an aggregate 1,798,485 Shares to the QP Turnaround Fund and an aggregate 816,440 Shares to the LP Turnaround Fund upon conversion at the applicable Conversion Price of the entire amounts outstanding under the Notes. The December 17, 2009 Note conversions are further described in Item 5 of this Statement.

Each of the QP Turnaround Fund and the LP Turnaround Fund are also parties to Registration Rights Agreements, pursuant to which Shares converted pursuant to the Notes may be registered with the Commission. This description is qualified in its entirety by reference to the forms of Registration Rights Agreements that are filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed with the Commission on January 7, 2009, and Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on May 1, 2009, both of which are incorporated herein by reference.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1) Joint Filing Agreement, dated as of January 29, 2010, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), IBS Capital LLC and David A. Taft.

CUSIP NO. 03823M100	13D/A	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 29, 2010	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/S/ DAVID A. TAFT
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/S/ DAVID A. TAFT
David A. Taft, President

IBS CAPITAL LLC

		By:	/S/ DAVID A. TAFT
David A. Taft, President

/S/ DAVID A. TAFT
David A. Taft

CUSIP NO. 03823M100	13D/A	Page 14 of 14

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 29th day of January, 2010.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/S/ DAVID A. TAFT
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/S/ DAVID A. TAFT
David A. Taft, President

IBS CAPITAL LLC

	By:	/S/ DAVID A. TAFT
David A. Taft, President

/S/ DAVID A. TAFT
David A. Taft